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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No.         )*


                         Westinghouse Air Brake Company
                   -----------------------------------------
                               (Name of Issuer)




                    Common Stock, par value $.01 per share
                   -----------------------------------------
                        (Title of Class of Securities)




                                 960386  10  0
                                 -------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement. [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 Pages


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                                  SCHEDULE 13G


CUSIP No. 960386  10  0                                    Page 2 of 5 Pages
         ---------------------                             ------------------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                                RAC Voting Trust
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only


          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

                               United States
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                    5,597,760
   Shares                      (See Item 4 for explanation)
 Beneficially          --------------------------------------------------------
  Owned by             (6)     Shared Voting Power
    Each                       -0-
  Reporting            --------------------------------------------------------
 Person With           (7)     Sole Dispositive Power
                               5,597,760
                               (See Item 4 for explanation)
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                        5,597,760
                               (See Item 4 for explanation)
          ---------------------------------------------------------------------

 (10)     Check box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]
                               (See Item 4 for explanation)

 (11)     Percent of Class Represented by Amount in Row (9)
                       14.93%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                        OO
          ---------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------

        (1) Effective May 10, 1996, the Voting Trust Agreement (1,319,175 shares of RMI Common Stock with Mellon Bank, N.A., as Trustee) was terminated.

                                  Page 2 of 5 Pages
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ITEM 1(a).        NAME OF ISSUER:

                  Westinghouse Air Brake Company (the "Company")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1001 Air Brake Avenue
                  Wilmerding, PA 15148

ITEM 2(a).        NAME OF PERSON FILING:

                  RAC Voting Trust

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                  Westinghouse Air Brake Company, 1001 Air Brake Avenue, Wilmerding, PA 15148

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share (the "Shares")

ITEM 2(e).        CUSIP NUMBER:

                  960386    10    0


ITEM 3.           STATEMENT FILED PURSUANT TO RULE 13d-1(b) OR RULE
                  13d-2(b):

                  None of the categories is applicable to any of the undersigned.

ITEM 4.           OWNERSHIP:

                  As calculated under Rule 13d-3, the Voting Trust would be deemed to be the beneficial owner, as of December 31, 1996 approximately 5,597,760 Shares, or approximately 14.93% of the total Shares actually outstanding as of such date.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Inapplicable.

                                  Page 3 of 5 Pages


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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  The persons who, pursuant to the RAC Voting Trust/ Disposition Agreement dated as of January 9, 1990, as amended, delivered their shares of Common Stock of the Company to the Trustees of the Voting Trust and received in exchange therefor Voting Trust certificates, and such persons' permitted transferees, possess the rights to receive and the power to direct the receipt of dividends from the Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Inapplicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Inapplicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Inapplicable

ITEM 10.          CERTIFICATION:

                  Inapplicable

                                  Page 4 of 5 Pages


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                                   SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to itself is true, complete and correct.


Dated: February 5, 1997                           RAC VOTING TRUST


                                                  By: /s/ KEVIN P. CONNER
                                                  -----------------------
                                                     Trustee


                               Page 5 of 5 Pages